WILLIAMS • SCHIFINO

WILLIAMS SCHIFINO MANGIONE & STEADY P.A.

ATTORNEYS AT LAW

John J. Agliano
Lina Angelici
Jeffrey E. Appleang
Jacqueline M. Bell
Blake D. Bringgold
V. Stephen Cohen
Daniel P. Dietrich
Colleen E. Elrod
Robin P. Keener
Joseph T. King
Allyson L. Lazzara
Ralph P. Mangione
R. Marshall Rainey
John D. Russell
John A. Schifino
William J. Schifino, Jr.
William J. Schifino, Sr.
Scott I. Steady
Robert M. Stoler
Mary B. Thomas
Kenneth G. Turkel
Catherine M. Verona
Shane B. Vogt
Robert V. Williams
Matthew L. Wilson
Nicole Zamora

Of Counsel
Scott Brown
Steven M. Samaha

October 21, 2009

VIA FACSIMILE (703) 813-6980

Ta Tanisha Meadows
Staff Accountant
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Food Technology Service, Inc.
File No. 0-19047 – Current Reports on Form 8-K

Dear Ms. Meadows:

This firm represents Food Technology Service, Inc. (the "Company"). We have been requested to respond to the staff's letters of comment dated October 7, 2009 (the "1st Comment Letter") and October 15, 2009 (collectively, the "Comment Letters"), relating to the Company's Current Reports on Form 8-K, which were filed via EDGAR on October 6, 2009 (the "October 6th Report") and October 13, 2009 (the "October 13th Report").

Initially, the Company filed the October 6th Report for the purposes of disclosing the following two (2) events: *(i)* the August 4, 2009 termination of the engagement of the Company's independent accountant, Mr. John Faircloth (deceased), who was the sole CPA and employee of Faircloth & Associates, P.A. (the "August 4th Event"), *and (ii)* the September 21, 2009 engagement of the Company's new independent accountants, Ferlita, Walsh and Gonzalez, P.A. (the "September 21st Event"). However, as a result of the staff's 1st Comment Letter, it was determined that the Company should have reported the foregoing events in separate 8-K Reports.

In response to staff's 1st Comment Letter, the Company filed the October 13th Report for the purpose of separately disclosing the August 4th Event, which Report also included the Company's responses to certain comments raised by the staff in said Letter with respect to such occurrence. Further, it was decided, in consultation with the staff, that it would not be necessary for the Company to file an amendment to its October 6th Report, since said Report reflects all of the required disclosure with respect to the September 21st Event.

We believe this letter, together with the October 13th Report are fully responsive to the staff's Comment Letters. If you have any questions or further comments regarding the aforementioned events and/or filings, please do not hesitate to call the undersigned at (813) 221-2626.

Yours very truly,



William J. Schifino Sr.

WJS/mm

cc: Food Technology Service, Inc.

240845v2

One Tampa City Center, Suite 3200 • Tampa, Florida 33602 • P.O. Box 380 (33601) • (813) 221-2626 • Fax (813) 221-7335